CUSIP No.    885175301                               13G
Page 2 of 4 Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            _________

                          SCHEDULE 13G
                         (Rule 13d-102)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b)(c), AND (d) AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                Thoratec Laboratories Corporation
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)

                            885175307
                         (CUSIP Number)

                        January 21, 1999
     (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
      Rule 13d-(c)
      Rule 13d-1(d)
_________________________________________________________________
1.   NAME OF REPORTING PERSON      Peter R. Kellogg
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION              USA
_________________________________________________________________
NUMBER OF      5.   SOLE VOTING POWER NUMBER OF SHARES 1,640,100
SHARES         __________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                410,000
OWNED BY       __________________________________________________
EACH           7.   SOLE DISPOSITIVE POWER             1,640,100
REPORTING      __________________________________________________
PERSON WITH    8.   SHARED DISPOSITIVE POWER           410,000
_________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,050,100
_________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
_________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   10.06%
_________________________________________________________________
12.  TYPE OF REPORTING PERSON                               IN
_________________________________________________________________
Item 1.
     Item 1(a): Name of Issuer: Thoratec Laboratories Corporation
     Item 1(b): Address of Issuer's Principal Executive Offices:
          6035 Stoneridge Drive
          Pleasanton, CA 94588

Item 2.
     Item 2(a): Name of Person Filing:  Peter R. Kellogg

     This statement contains information regarding shares of Common Stock owned by IAT Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock; the Peter R. & Cynthia Kellogg Foundation (the "Foundation"), a charitable entity of which Peter Kellogg is a trustee; and NOM Trust U/W/O James C. Kellogg III (the "Trust") of which Peter R. Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT and has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation and the Trust. Although shares of Common Stock owned by IAT, the Foundation, and the Trust may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that IAT, the Foundation, and the Trust, or any other person or persons referred herein constitute a "group" with the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder.

     Item 2(b): Address of Principal Business Office or, if None,
          Residence:
          120 Broadway
          New York, NY 10271

     Item 2(c): Citizenship:  USA
     Item 2(d): Title of Class of Securities: Common Stock, No
Par Value

     Item 2(e): CUSIP Number:  885175307

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),
          or 13d-2(b) or (c), check whether the person filing is
          a:
     (a)  Broker or dealer registered under Section 15 of the
           Exchange Act,
     (b)  Bank as defined in Section 3(a)(6) of the Exchange Act,
     (c)  Insurance company as defined in Section 3(a)(19) of the
           Exchange Act,
     (d) Investment Company registered under Section 8 of the Investment Company Act,
     (e)  An investment adviser in accordance with Rule 13d-
           1(b)(1)(ii)(E),
     (f)  An employee benefit plan or endowment fund in
           accordance with Rule 13d-1(b)(1)(ii)(F),
     (g)  A parent holding Company, or control person in
          accordance with Rule 13d-1(b)(ii)(G),
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)  Group, in accordance with Rule 13d-1(b)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4.   Ownership:
     (a)  Amount Beneficially Owned: 2,050,100
     (b)  Percent of Class: 10.06%
     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or to direct the vote:
               1,640,100
          (ii)  Shared power to vote or direct the vote: 410,000
          (iii) Sole power to dispose or direct the disposition
                Of: 1,640,100
          (iv) Shared power to dispose or to direct the Disposition of: 410,000

Item 5.Ownership of Five Percent or Less of a Class.
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Item 8.Identification and Classification of Members of the Group.
Item 9.Notice of Dissolution of Group:
Item 10.    Certification.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                        January 27, 1999
                                   Date
                                        Peter R. Kellogg
                                   Signature